SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of September, 2004

Commission File Number: 001-14475

TELESP HOLDING COMPANY

(Translation of registrant’s name into English)

Rua Martiniano de Carvalho, 851 – 21o andar

São Paulo, S.P.

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐        No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐        No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐        No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

TELESP HOLDING COMPANY

TABLE OF CONTENTS

Item
1.	Press Release entitled “Telecomunicações de São Paulo S.A. – Telesp: Relevant Fact – The establishment of the Securities Distribution Program and the Bond Issuance” dated on September 02, 2004.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

Relevant Fact – The establishment of the Securities Distribution Program and the

Bond Issuance

September 02, 2004 (01 page)

For more information, please contact:

Charles E. Allen

TELESP, São Paulo, Brazil

Tel.: (55-11) 3549-7200

Fax: (55-11) 3549-7202

E-mail: callen@telefonica.com.br

URL: www.telefonica.com.br

(São Paulo – Brazil; September 02, 2004) – Telecomunicações de São Paulo S/A – TELESP (NYSE: TSP; BOVESPA: TLPP), hereby informs that in the Extraordinary General Shareholders’ Meeting held on September 02, 2004, the establishment of the Securities Distribution Program (the “Program”) was approved and Telesp’s First Bond Issuance (the “Offer”) will be effective within the Program. Both Program and Offer will be submitted to Comissão de Valores Mobiliários (“CVM”).

The Program will total up to R$3,000,000,000.00 (three billion reais), with maturity of 2 (two) years, counting from the day of its filing at CVM and contemplates an issuance of simple bonds, not convertible to shares, unsecured or subordinated type and/or promissory notes.

The Offer will issue simple debentures, not convertible to shares, in a single series, unsecured type, in the amount of R$1,500,000,000.00, with nominal value of R$10,000.00 per unit. The bonds will mature in 6 years and the interest will be paid based on the DI (Depósito Interfinanceiros) daily average rates, extra-group, calculated and published by “Câmara de Custódia e Liquidação – CETIP”, capitalized using a surcharge to be defined by the Board of Directors of the Company. In due time, Telesp’s Board of Directors will also establish the other conditions of the Bonds, among them, the opportunity of the issuance, the period and the conditions of the maturity, the amortization or the redemption and the period and the conditions of the interest payment. The Offer will be made under firm guarantee regime.

Additional information will be published and the preliminary prospectus relative to the Program and the Offer will be publicly available.

São Paulo, September 02, 2004

Stael Prata Silva Filho

Director of Investor Relations

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELESP HOLDING COMPANY

Date: September 02, 2004.	By:	/s/ Charles E. Allen
	Name:	Charles E. Allen
	Title:	Investor Relations Director